Filed by Unit Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                        Subject Company: PETROCORP INCORPORATION
                                                     Commission File No. 0-22650

                                                             Dated: July 1, 2003





           1000 Kensington Tower, 7130 South Lewis Avenue, Tulsa, Oklahoma 74136
                                        Telephone 918 493-7700, Fax 918 493-7714


                               Contact:     Larry D. Pinkston
                                            Executive Vice President, Treasurer
                                              and Chief Financial Officer
                                            (918) 493-7700

For Immediate Release...
July 1, 2003

                        UNIT CORPORATION ANNOUNCES INTENT
                        TO ACQUIRE PETROCORP INCORPORATED

     Tulsa, Oklahoma . . . Unit Corporation (NYSE - UNT) announced today that it has signed a letter of intent with PetroCorp Incorporated (AMEX - PEX) to acquire all outstanding shares of PetroCorp for approximately $190,000,000. The acquisition price is to be paid using a combination of 2,000,000 shares of Unit Corporation stock and cash.
     PetroCorp, a Tulsa-based company, explores and develops oil and natural gas properties primarily in Texas and Oklahoma. Allocation of the purchase price is approximately $101 million to working capital, $78 million to proved reserves and the remaining $11 million to undeveloped leasehold and partnership interest.
     Consummation of the transaction is subject to several conditions typical of transactions such as this. It is anticipated that the transaction will be immediately accretive to earnings and cash flow per share.
     John G. Nikkel, Chief Executive Officer of Unit Corporation said, "The acquisition fits Unit's mission of creating value for our shareholders on a per share basis."

                                INVESTOR NOTICES

     This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those about the companies' merger and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of

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the proposed merger, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by Unit based on its experience and opinion of historical trends, current conditions, expected developments and other causes it believes are proper in the circumstances. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the control of Unit. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

     In the event a definitive agreement is reached, investors and security holders are advised to read the joint proxy statement/ prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger because it will contain important information. The joint proxy statement/prospectus will be filed with the SEC by Unit and PetroCorp Incorporated. Investors and security holders may get a free copy of the joint proxy statement/ prospectus (when available) and other documents filed by Unit and PetroCorp Incorporated with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (about Unit) may also be obtained free from Unit by directing such request to: Unit Corporation, 1000 Kensington Tower I, 7130 S. Lewis, Tulsa, OK 74136, Attention: Investor Relations, telephone: (918) 493-7700, e-mail: linda.swanson@unitcorp.com.

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     Unit Corporation is a Tulsa-based, publicly held energy company engaged through its subsidiaries in oil and gas exploration, production and contract drilling. Unit's Common Stock is listed on the New York Stock Exchange under the symbol UNT. For more information about Unit Corporation, visit our website at http://www.unitcorp.com.